Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the year ended December 31, 2015 is as of March 9, 2016. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™ and AGGRASTAT®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, our intention to continue discussions with the U.S. Food and Drug Administration regarding potential development plans for the vernakalant programs in the United States, and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent amended Annual Report on Form 40-F/A filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

Cardiome is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, BRINAVESSTM and AGGRASTAT®, which are commercially available in markets outside of the United States, and commercialization rights to marketed cardiology products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), in certain European countries. We have also licensed commercialization rights to a drug/device combination product, TREVYENT®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States.

BRINAVESSTM (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults (for non-surgery patients with AF of seven days or less) and for use in post-cardiac surgery patients with AF of three days or less. BRINAVESSTM is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. AGGRASTAT® is currently registered and approved in more than 60 countries worldwide. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

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Both BRINAVESSTM and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention.

TREVYENT® is a development stage drug product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

BRINAVESS™ (Vernakalant (IV))

BRINAVESSTM, the intravenous formulation of vernakalant hydrochloride, is an antiarrhythmic medicine for the treatment of AF. AF occurs when the electrical signals in the heart’s upper chambers (atria) beat in an uncoordinated and uncontrolled fashion. This can cause irregular and oftentimes rapid heart rhythms. Patients with AF frequently experience symptoms such as palpitations, chest pain, shortness of breath, fatigue, light-headedness, and fainting. AF also increases the risks for stroke and development of heart failure. BRINAVESSTM acts preferentially in the atria to block ionic currents and normalise the electrical signals converting the patient’s heart rhythm to sinus rhythm. BRINAVESSTM is approved in certain countries for the rapid conversion of recent onset AF to sinus rhythm in adults, for non-surgery patients (AF ≤ 7 days duration) and for post-cardiac surgery patients (AF ≤ 3 days duration).

We have exclusive, global development and marketing rights to BRINAVESSTM, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from MSD and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5") was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. As of the date of this MD&A, the clinical program for vernakalant (IV) remains on hold in the United States. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from MSD, we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. The program remains on clinical hold pending agreement of a suitable development path.

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In December 2015, we announced the filing of a New Drug Submission (“NDS”) with Health Canada’s Therapeutic Products Directorate (the “TPD”) seeking Canadian approval of vernakalant (IV) for the rapid conversion of recent onset AF to sinus rhythm in adults with AF for up to seven days. The TPD will complete a detailed review of the NDS and provide a decision on the approvability of BRINAVESSTM. Health Canada’s target NDS review time is 300 days.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (“the Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009 MSD submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESSTM in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of BRINAVESSTM in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for BRINAVESSTM in the European Union and of the responsibility to complete the post-marketing study for BRINAVESSTM. Since this date, we have been supplying BRINAVESSTM under our own trade dress in the European Union.

In September 2013, we entered into an agreement with MSD for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfers have been delayed in certain jurisdictions.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize BRINAVESS™ in China, Taiwan, and Macau and to re-launch BRINAVESSTM in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESSTM in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm has agreed to an upfront payment of $1 million and specific annual commercial goals for BRINAVESSTM. We are also eligible to receive regulatory milestone payments of up to $3 million.

In July 2015, Eddingpharm announced its plan to initiate a Phase 1 study of BRINAVESSTM to support regulatory approval in China.  The study will be conducted in healthy volunteers.  If the study is successful, Eddingpharm anticipates initiating a pivotal Phase 3 study in 2016.

Development

We are conducting a post-approval safety study in the European Union as part of our follow-up measures with the EMA. This 2,000 patient observational study will collect information about patients receiving BRINAVESS, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest. The study was initiated in September 2011.

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Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of AF recurrence. Two Phase 2 clinical trials have been completed.

As part of the Collaboration Agreements, MSD acquired exclusive rights for the development and commercialization of vernakalant (oral). In March 2012, MSD informed us of its decision to discontinue further development and in September 2012, MSD returned global marketing and development rights to us. The IND was transferred to us in 2013. In January 2016, we submitted an application for orphan drug designation for vernakalant (oral) for the prevention of post-operative AF in patients undergoing coronary artery bypass graft surgery to the FDA's Office of Orphan Products Development.

AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years.

Applications for the extension of the indication statement for AGGRASTAT® are continuing worldwide, most recently with the submission of a supplemental NDS in Canada in July 2015.

In September 2015, we entered into an agreement with Mitsubishi Tanabe Pharma Europe Ltd. (“MTPE”), a subsidiary of Mitsubishi Tanabe Pharma Corporation headquartered in Japan, to co-promote AGGRASTAT® and MTPE’s EXEMBOL® (argatroban monohydrate) in the United Kingdom. EXEMBOL® is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy. The co-promotion agreement is for an initial term of three years.

ESMOCARD® and ESMOCARD LYO®

During 2015, we continued to evaluate in-licensing and acquisition opportunities that complemented our product and operational capabilities. As a result, in May 2015, we entered a commercialization agreement with AOP to sell AOP’s cardiovascular products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride) in Italy, France, Spain and Belgium.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised.

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ESMOCARD (esmolol hydrochloride) is available in two presentations including a 10mg/ml 10ml solution for injection (branded as ESMOCARD®) and a 2500mg powder for concentrate for solution for infusion (branded as ESMOCARD LYO®). ESMOCARD is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings.

TREVYENT®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product TREVYENT® (treprostinil) in Europe, Canada and the Middle East.

Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to commercialize TREVYENT® in Europe, Canada and the Middle East if TREVYENT® is approved for the treatment of pulmonary arterial hypertension in such regions. Under the License Agreement, SteadyMed will receive $12.25 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics Corporation.

TREVYENT® is a development stage drug product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

Pre-Clinical

We continued to support pre-clinical research and development work externally through academic research collaborations through the end of the third quarter of 2015. The focus of the technology was on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provided a broad area for the development of therapeutics useful in a large number of human disorders. As of September 30, 2015, we no longer continued to support this pre-clinical research and development work.

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Product Portfolio

The following table summarizes our portfolio of products:

Program	Stage of Development
BRINAVESSTM (Vernakalant (IV)) EU & ROW	Approved in approximately 50 countries, including those in the European Union.

BRINAVESSTM (Vernakalant (IV)) US	On clinical hold. Seven global Phase 3 clinical trials reported.

Vernakalant (oral)	Two Phase 2 clinical trials completed.

AGGRASTAT® (tirofiban hydrochloride) Ex-US	Approved in more than 60 countries worldwide.

ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride)	Approved for pre-registration in Europe.

TREVYENT®	Pre-registration worldwide.

CORPORATE UPDATE

Filing of Shelf Prospectus

We filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission (the “SEC”) under a registration statement on Form F-10 on March 1, 2016 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250 million of our common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

Purchase Agreement with Lincoln Park Capital Fund, LLC

In connection with the filing of the Base Shelf Prospectuses, we also filed a new prospectus supplement pertaining to sales under the previously-announced Purchase Agreement dated January 12, 2016 (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Under the terms of the Purchase Agreement, at our sole discretion, we may sell up to an aggregate of $20.0 million of our common shares to LPC from time to time over the 24-month term of the Purchase Agreement, subject to the conditions and limitations set forth in the agreement. There are no upper limits to the price LPC may pay to purchase common shares from us and the purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. We may terminate the Purchase Agreement at any time, at our sole discretion, without any monetary cost or penalty to us upon one business day’s written notice to LPC. Under the terms of the agreement, LPC will not cause or engage, in any manner whatsoever, any direct or indirect short selling or hedging of our common shares and is obligated to purchase our common shares at such times and in such amounts as determined by us in accordance with the terms and conditions of the Purchase Agreement.  In consideration for entering into the agreement, we issued 48,856 common shares to LPC as a commitment fee. We plan to use the net proceeds, if any, for general corporate purposes. As of the date of this MD&A, we have sold 160,000 common shares to LPC for gross proceeds of $0.8 million.

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Amended and Restated At Market Issuance Sales Agreement

In connection with the filing of the Base Shelf Prospectuses, we also filed a new prospectus supplement pertaining to sales under the previously-announced Amended and Restated At Market Issuance Sales Agreement dated March 7, 2016 (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”).

Under the terms of the Sales Agreement, we may sell, from time to time, through “at-the-market” offerings with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to US$30,000,000. FBR and MLV, at our discretion and instruction, will use their commercially reasonable efforts to sell the common shares at market prices from time to time. The Sales Agreement amends and restates the At Market Issuance Sales Agreement dated February 18, 2014 with MLV. We entered into the Sales Agreement only as a result of the acquisition by FBR of MLV.

During the year ended December 31, 2015, we issued 554,247 of our common shares under the Sales Agreement for gross proceeds of $5.3 million. During the year ended December 31, 2014, we issued 30,513 of our common shares under the Sales Agreement for gross proceeds of $0.3 million. We intend to use the net proceeds, if any, for general corporate purposes.

Board of Directors

On September 8, 2015, Dr. Robert James Meyer joined our Board of Directors. Dr. Meyer has over 30 years of leadership experience in academic, industry and government agencies, specifically in roles that have direct relevance to our clinical and commercial programs. Dr. Meyer is currently a Director at the Virginia Center for Translational and Regulatory Sciences at the University of Virginia School of Medicine, but has held senior roles at Merck Research Laboratories from 2007 to 2013, most recently as Vice President, Global Regulatory Strategy, Policy and Safety, as well as at the U.S. Food and Drug Administration (FDA) from 1999 to 2007 where Dr. Meyer served as Director of the Division of Pulmonary and Allergy Drug Products and then Director of the Office of Drug Evaluation II in the Center for Drug Evaluation and Research.

Common Share Offering

On August 13, 2015, we completed a common share offering of 2,875,000 common shares at $8.00 per common share for gross proceeds of $23.0 million (the “Common Share Offering”). As stated in the prospectus pursuant to which the Common Share Offering was effected, we intend to use the net proceeds for business development and growth opportunities, including potential product licensing opportunities, the advancement of our business objectives, and working capital and general corporate purposes. In addition to the business development and growth opportunity business objectives, we expect the net proceeds to advance, including and without limitation, the following business objectives: (a) ongoing clinical and regulatory development of vernakalant (IV), vernakalant (oral), and TREVYENT®, (b) ongoing expansion of our sales and marketing efforts, and (c) upcoming launch of product offerings in Canada. Since August 13, 2015, a majority of the proceeds we have used were put toward selling, general and administration (“SG&A”) expenses.

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Senior Secured Term Loan Facility

On July 18, 2014, we announced the closing of a senior, secured term loan facility with MidCap Financial, LLC for up to $22.0 million (the “Term Loan Facility”) in two tranches bearing interest at a rate of LIBOR plus 8%. The first tranche of $12.0 million is available for working capital and general corporate purposes. The second tranche of up to $10.0 million is available to support a product or company acquisition. The Term Loan Facility carries a term of 48 months and is secured by substantially all of our assets. As at December 31, 2015, $12.0 million of the first tranche has been drawn, and no amounts have been drawn under the second tranche. $2.0 million in principal repayments have been made to MidCap Financial, LLC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the years ended December 31, 2015, 2014 and 2013 as follows:

(In thousands of U.S. dollars, except as otherwise stated)	2015	2014	2013
Statement of operations data:
Revenue	$20,910	$30,042	$4,511
Operating loss	(22,081)	(16,585)	(16,697)
Net income (loss)	(24,462)	(18,227)	4,773
Basic and diluted earnings (loss) per common share (in dollars)	$(1.34)	$(1.12)	$0.37

Balance sheet data:
Total assets	$48,630	$50,115	$47,322
Long-term debt	10,000	12,000	-
Deferred consideration	5,097	7,588	10,685

RESULTS OF OPERATIONS - 2015

Year ended December 31, 2015 compared to year ended December 31, 2014

We recorded a net loss of $24.5 million (loss per share of $1.34) for the year ended December 31, 2015, compared to a net loss of $18.2 million (loss per share of $1.12) for the year ended December 31, 2014. The increase in net loss was due primarily to a decrease in revenue.

Revenue

Revenue for the year ended December 31, 2015 was $20.9 million compared to revenue of $30.0 million for the year ended December 31, 2014. The decrease was due to foreign exchange translation on Euro denominated revenue ($2.0 million), the timing of distributor sales which included a distributor’s 2015 order ($1.7 million) being delayed to 2016, a decrease in AGGRASTAT® sales due to generic competition versus the previous year and a reserve recorded against revenue in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

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Gross Margin

Gross margin increased to 68.5% for the year ended December 31, 2015, compared to 66.6% for the year ended December 31, 2014. The change in gross margin is primarily due to changes in customer mix as well as a decrease in current period supply chain restructuring costs. Included in cost of goods sold for the year ended December 31, 2015 was a $1.1 million charge for a write-down of inventory as a result of the termination of a distribution agreement. Excluding this one-time charge, gross margin for the year ended December 31, 2015 would have been 73.9%.

SG&A Expense

SG&A expense was $31.0 million for the year ended December 31, 2015, compared to $33.8 million for the year ended December 31, 2014. The decrease was due primarily to the reduction of an accrued liability for a potential payment to the Italian medicine authorities following a favourable outcome for us, one-time costs incurred in the prior year related to the acquisition of Correvio, and the impact of foreign exchange translation year-over-year. These decreases were partially offset by an increase in stock-based compensation as a result of market fluctuation changes to our share price.

Research and Development Expense

Research and development (“R&D”) expense for the year ended December 31, 2015 was $3.2 million, compared to $0.6 million for the year ended December 31, 2014. The increase was due primarily to a $3.0 million upfront payment to SteadyMed upon the execution of the License Agreement for TREVYENT® in the second quarter of 2015.

Interest Expense

Interest expense was $2.3 million for the year ended December 31, 2015, compared to $1.5 million for the year ended December 31, 2014. The increase was due primarily to interest expense incurred on the Term Loan Facility.

RESULTS OF OPERATIONS - 2014

Year ended December 31, 2014 Compared to Year ended December 31, 2013

We recorded a net loss of $18.2 million (loss per share of $1.12) for the year ended December 31, 2014, compared to net earnings of $4.8 million (earnings per share of $0.37) for the year ended December 31, 2013.

During 2014, our results benefited from a full year of sales of AGGRASTAT®, which was acquired in connection with our acquisition of Correvio in November 2013. We continue to grow BRINAVESSTM sales now that BRINAVESSTM is available to customers in all European Union markets where MSD had previously sold the product. We incurred a net loss in 2014 due to the SG&A costs associated with the Correvio acquisition, and the sales and marketing costs required to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT®. Net earnings for fiscal 2013 were primarily due to the gain on settlement of debt owing to MSD.

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Revenue

Revenue increased to $30.0 million for the year ended December 31, 2014, from $4.5 million in 2013 primarily due to sales of AGGRASTAT®.

Cost of Goods Sold

Cost of goods sold increased to $10.0 million in 2014, compared to $0.9 million in 2013, primarily due to sales of AGGRASTAT®.

SG&A Expense

SG&A expense increased to $33.8 million in 2014, compared to $16.4 million in 2013. The increase was due primarily to costs associated with the Correvio acquisition and an increase in sales and marketing costs to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT®.

Amortization Expense

Amortization expense increased to $2.2 million in 2014, compared to $0.6 million in 2013 due primarily to a full year of amortization of the marketing rights associated with the acquisition of Correvio.

Acquisition Costs

Acquisition costs of $1.5 million for the year ended December 31, 2013 included legal, consulting and accounting fees incurred related to the acquisition of Correvio.

Restructuring

Restructuring costs of $1.2 million for the year ended December 31, 2013 consisted primarily of employee termination benefits related to our integration of Correvio.

Other Income and Expense

Other expense was $1.6 million for 2014, compared to other income of $21.6 million in 2013. Other expense in 2014 was comprised primarily of interest expense on the deferred consideration related to the acquisition of Correvio and on the Term Loan Facility. Other income in 2013 related primarily to the $20.8 million gain on the settlement of debt owed to MSD.

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RESULTS OF OPERATIONS - FOURTH QUARTER (UNAUDITED)

(in thousands of U.S. dollars, except share and per share amounts)	Three Months Ended December 31
	2015	2014
Revenue
Product and royalty revenue	$4,677	$6,976
Licensing and other fees	40	-
	4,717	6,976
Cost of goods sold	2,816	3,618
	1,901	3,358
Expenses
Selling, general and administration	8,268	9,143
Research and development	62	99
Amortization costs	546	540
	8,876	9,782

Operating loss	(6,975)	(6,424)

Other expense (income)
Interest expense	484	508
Other expense	50	36
Foreign exchange (gain) loss	255	(144)
	789	400

Loss before income taxes	(7,764)	(6,824)
Income tax recovery	(360)	(338)
Net loss	$(7,404)	$(6,486)

Other comprehensive loss (income):
Foreign currency translation adjustments	(182)	329
Comprehensive loss	$(7,222)	$(6,815)
Loss per share	$(0.37)	$(0.39)
Weighted average number of common share Basic and diluted	20,144,989	16,527,655

Revenue for the three months ended December 31, 2015 was $4.7 million, compared to $7.0 million for the three months ended December 31, 2014. The decrease was due to the timing of distributor sales which included a distributor’s 2015 order ($1.7 million) being delayed to 2016, a decrease in AGGRASTAT® sales as a result of generic competition and foreign exchange translation on Euro denominated revenue ($0.3 million).

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SG&A expense for the three months ended December 31, 2015 was $8.3 million, compared to $9.1 million for the three months ended December 31, 2014. The decrease was due primarily to the impact of foreign exchange on our non-U.S. dollar denominated expenses.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015

Revenue	$4,717	$4,958	$5,738	$5,497
Cost of goods sold	2,816	1,393	1,154	1,224
Selling, general and administration	8,268	8,028	8,381	6,327
Research and development	62	15	3,084	62
Interest expense	484	542	560	674
Net loss	(7,404)	(5,810)	(7,361)	(3,887)
Loss per share	(0.37)	(0.31)	(0.43)	(0.23)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014

Revenue	$6,976	$7,807	$7,667	$7,592
Cost of goods sold	3,618	2,673	2,243	1,493
Selling, general and administration	9,143	7,863	8,808	7,999
Research and development	99	234	59	245
Interest expense	508	495	226	254
Net loss	(6,486)	(4,367)	(4,240)	(3,134)
Loss per share	(0.39)	(0.26)	(0.26)	(0.20)

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

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In the first quarter of 2015, our net loss decreased by $2.6 million to $3.9 million, or a loss of $0.23 per share. The decrease was primarily due to the higher cost of goods sold in the prior quarter related to supply chain restructuring and inventory reserves, as well as the reversal of certain expenditures in the current quarter that were accrued in prior quarters.

In the second quarter of 2015, our net loss increased by $3.5 million to $7.4 million, or a loss of $0.43 per share. The increase was primarily due to an increase in R&D expense of $3.0 million related to the upfront payment to SteadyMed under the License Agreement. In addition, SG&A expense increased by $2.1 million as the first quarter included the reversal of certain expenditures that had been accrued in prior quarters. These increases were partially offset by an increase in foreign exchange gains of $1.1 million that resulted from the change in the translation of our foreign currency denominated monetary balances.

In the third quarter of 2015, our net loss decreased by $1.6 million to $5.8 million, or a loss of $0.31 per share. The decrease was primarily due to a decrease in R&D expense and the reduction of an accrued liability for a potential payment to the Italian medicine authorities following a favourable outcome for us. This was offset by a decrease in revenue of $0.8 million due primarily to the timing of distributor sales and a decrease in AGGRASTAT® sales as a result of generic competition.

In the fourth quarter of 2015, our net loss increased by $1.6 million to $7.4 million, or a loss of $0.37 per share. The increase was primarily due to an increase in cost of goods sold related to a $1.1 million write-down of inventory in connection with the termination of a distribution agreement and a decrease in revenue due primarily to the timing of distributor sales and a decrease in AGGRASTAT® sales as a result of generic competition.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of AGGRASTAT® and BRINAVESSTM, the issuance of common shares, and the Term Loan Facility.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Years Ended December 31
	2015	2014
Cash used in operating activities	$(16,307)	$(18,527)
Cash used in investing activities	(171)	(600)
Cash provided by financing activities	21,822	20,971
Effect of foreign exchange rate on cash and cash equivalents	(391)	(120)
Net increase in cash and cash equivalents	$4,953	$1,724

At December 31, 2015, we had $17.7 million in cash and cash equivalents, compared to $12.7 million at December 31, 2014. The increase in cash and cash equivalents for the year ended December 31, 2015 was due primarily to $21.8 million of net cash provided by financing activities partially offset by $16.3 million of net cash used in operating activities.

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Cash used in operating activities for the year ended December 31, 2015 was $16.3 million, a decrease of $2.2 million from $18.5 million for the year ended December 31, 2014. The decrease in cash used was due to an increase in working capital contribution of $6.5 million, partially offset by a decrease in revenues. The increase in working capital was due primarily to the timing of the collection of accounts receivable as well as upfront payments received on distribution agreements entered into during 2015. The decrease in revenues was due to the timing of distributor sales and a decrease in AGGRASTAT® sales as a result of generic competition.

Cash used in investing activities for the years ended December 31, 2015 and 2014 was $0.2 million and $0.6 million, respectively, related to the purchase of property and equipment and the incurrence of patent costs.

Cash provided by financing activities for the year ended December 31, 2015 was $21.8 million, compared to $21.0 million for the year ended December 31, 2014. Cash provided by financing activities for the year ended December 31, 2015 primarily reflected net proceeds of $26.7 million from the Common Share Offering and the Sales Agreement. These proceeds were offset by $2.0 million in repayment of the Term Loan Facility during the second half of 2015. During the year ended December 31, 2014, we received net proceeds of $12.4 million from our common share offering that completed in March 2014, as well as net proceeds of $11.0 million from the Term Loan Facility.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, research and development, regulatory approvals and business development. We will require cash to pay interest and make principal payments on the Term Loan Facility as well as the deferred consideration arising from the acquisition of Correvio.

Our future funding requirements will depend on many factors including:

•	the extent to which we will be successful in obtaining reimbursement for BRINAVESSTM in additional countries where it is currently approved;
•	the cost and outcomes of regulatory submissions and reviews for approval of BRINAVESSTM in additional countries;
•	the extent to which BRINAVESSTM will be commercially successful globally;
•	the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets;
•	the extent to which ESMOCARD® will be commercially successful in Italy, France, Spain and Belgium;
•	the cost and outcomes of regulatory submissions and reviews for approval of TREVYENT® in Europe, Canada and the Middle East;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the size, cost and effectiveness of our sales and marketing programs; and
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

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At December 31, 2015, we had working capital of $15.7 million, compared to $14.2 million at December 31, 2014. We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the Common Share Offering, the net proceeds, if any, from the Purchase Agreement and the Sales Agreement and other financial vehicles will be sufficient to finance our working capital, operational, and capital needs for at least the next 12 months, including our obligations with respect to the Term Loan Facility and deferred consideration. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational, and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the Term Loan Facility. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our development programs and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

Contractual Obligations

As of December 31, 2015, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2016	2017	2018	2019	2020	Thereafter	Total
Commitments for clinical and other agreements	$2,889	-	-	-	-	-	$2,889
Supplier purchase commitment	1,180	-	-	-	-	-	1,180
Deferred consideration	2,619	2,478	-	-	-	-	5,097
Interest expense on deferred consideration	510	248	-	-	-	-	758
Term loan facility	4,000	4,000	2,000	-	-	-	10,000
Interest expense on term loan facility	694	354	50	-	-	-	1,098
Operating lease obligations	413	413	413	379	326	713	2,657
Total	$12,305	$7,493	$2,463	$379	$326	$713	$23,679

Outstanding Share Capital

As of March 9, 2016, there were 20,356,848 common shares issued and outstanding, and 1,472,077 common shares issuable upon the exercise of outstanding stock options (of which 1,006,243 were exercisable) at a weighted average exercise price of CAD $5.87 per share, and 132,108 restricted share units outstanding.

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CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection with business combinations, recoverability of inventories, the assessment of net recoverable value and amortization period of intangible assets, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, goodwill, amortization, stock-based compensation, research and development costs, and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2015.

Revenue Recognition

Product and Royalty Revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Licensing and Other Fees

We earn revenue from collaboration and license agreements from the commercial sale of approved products.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We determine whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset. We primarily use the income approach when determining the fair value of assets.

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Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized, but reviewed for impairment on an annual basis or more frequently if impairment indicators arise. Among other things, this review considers the fair value of reporting units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect our future results if the current estimates of future performance and fair values change.

Amortization

Amortization of intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the use of intangible assets.

Stock-Based Compensation and Other Stock-Based Payments

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date, amortized over the vesting period.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

R&D Costs

R&D costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a drug product receives regulatory approval, upfront and milestone payments made to third parties under licensing arrangements are recorded as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a drug product receives regulatory approval, any milestone payments are recorded in intangible assets and, unless the asset is determined to have an indefinite life, the payments are amortized on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

Fair Value Measurements of Financial Instruments

Fair value measurements of financial instruments are determined by using a fair value hierarchy that prioritizes the inputs to valuation techniques into three levels according to the relative reliability of the inputs used to estimate the fair values.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical financial instruments;

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Level 2 - Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

In determining fair value measurements, we use the most observable inputs when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

Recent Accounting Pronouncements

Balance Sheet Classification of Deferred Taxes

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17, “Balance Sheet Classification of Deferred Taxes”, as part of its simplification initiative. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. ASU 2015-17 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-Of-Credit Arrangements

In August 2015, the FASB issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-Of-Credit Arrangements”. The guidance in ASU 2015-03 as described below does not address the presentation or subsequent measurement of debt issuance costs related to line-of-credit (“LOC”) arrangements.  ASU 2015-15 states that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to an LOC arrangement as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the LOC arrangement, regardless of whether there are outstanding borrowings.  ASU 2015-15 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Revenue from Contracts with Customers

In July 2015, the FASB delayed the effective date of ASU 2014-09, “Revenue from Contracts with Customers” by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

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RELATED PARTY TRANSACTIONS

We incurred expenses for services provided by a law firm in which a director of one of our wholly-owned subsidiaries was a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2015, we incurred legal fees of $0.1 million (2014 - $0.1 million) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 is an amount of $0.01 million (2014 - $0.1 million) owing to the legal firm. There are no ongoing contractual obligations or other commitments resulting from the services.

We also incurred expenses for services provided by an accounting firm in which a director of one of our wholly owned subsidiaries is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2015, we incurred accounting fees of $0.04 million (2014 - $0.1 million) for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 is $0.03 million (2014 - $0.01 million) owing to the accounting firm. There are no ongoing contractual obligations or other commitments resulting from the services.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE CONTROLS AND PROCEDURE

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures (as such term is defined in applicable securities regulations). Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit with securities regulatory authorities is recorded, processed, summarized and reported, within the time periods specified in applicable securities regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit with securities regulatory authorities is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

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Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations) and has designed and maintained such internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2015, management evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2015 consolidated annual financial statements, as stated in their report thereon.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In its assessment of the effectiveness of our internal control over financial reporting as at December 31, 2014, management and our independent auditors identified a material weakness relating to the accounting treatment of stock-based compensation. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In response to this material weakness, management has implemented additional controls during 2015 designed to enhance its internal control over financial reporting specific to accounting for stock-based compensation. These measures include:

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-	Enhanced company-specific guidance related to accounting treatment over stock-based compensation, including both initial recognition of stock options and their subsequent measurement; and,
-	Increased rigor in management review of the accounting treatment and related journal entries for new stock options.

Management believes that the remediation efforts have been effective and that the previously identified material weakness in our internal control over financial reporting has been remediated.

Except for the remediation efforts described above, there have been no changes with regard to internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2015, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents and our long-term debt as these instruments bear interest based on current market rates.

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